June 30, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 1-617-783-0568

Mr. Ronald Brown
President
New England Realty Associates Limited Partnership
39 Brighton Avenue
Allston, MA 02134

RE: **New England Realty Associates Limited Partnership**
       Form 10-K for the year ended December 31, 2005
       File no. 000-26393

Dear Mr. Brown:

We have reviewed your letter filed on May 19, 2006 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended December 31, 2005

Consolidated Financial Statements

Form 10K for the year ended December 31, 2005

1. We note your response to our prior comment number 2 and do not understand how sales of individual condominium units would be treated as discontinued operations under SFAS 144. Please advise us how you considered paragraph 41 and EITF 03-13 in making this determination or revise to include financial statements for these investments in accordance with Rule 3-09 of Regulation S-X.

* * * *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3414.

Sincerely,

Steven Jacobs
Branch Chief